News Release

RESIN SYSTEMS ANNOUNCES APPOINTMENT OF SENIOR VICE-PRESIDENT, SALES & MARKETING

Edmonton, Alberta, February 2, 2006: Resin Systems Inc. (RS - TSX / RSSYF - OTCBB), a composite material products technology company, through its operating division, RS Technologies (collectively “RS”), is pleased to announce that Cheryl FitzPatrick has been appointed Senior Vice President, Sales and Marketing effective
February 6, 2006.

Ms. FitzPatrick brings to RS 28 years experience in marketing, sales and service in the telecommunications and petro-chemical industries. She has held senior leadership roles in strategic planning, marketing, sales and service in the telecommunications industry, competing effectively in aggressive high tech markets. Most recently she served as Vice President of a major petro-chemical company and was responsible for consolidating and building their sales support and service organization for domestic and global markets.

 “Cheryl is a highly skilled executive with a proven track record in sales and marketing.” said Greg Pendura, Chairman, President and Chief Executive Officer of Resin Systems Inc. “Her extensive experience will help RS take its global marketing, sales and service strategy to the next level.”

About RS

RS provides engineered solutions in advanced materials for large scale applications in the industrial and commercial sectors. The foundation of RS is continuous innovation, product development and their proprietary Version™ resin system. The company’s engineered solutions are developed and implemented in three distinct technology platforms:  filament winding, pultrusion and moulding. To date RS has successfully developed the RStandard™ modular composite transmission and distribution structure, using filament winding. RS is currently developing pultrusion and moulding applications. RS has won two awards from the American Composites Manufacturers Association (ACMA) for the RStandard composite utility pole, its design and manufacturing process. For the latest on the company’s developments, click on “Latest News” on www.grouprsi.com.

 “Version” and “RStandard” are trademarks of Resin Systems Inc.

For more information please contact:

Greg Pendura

Chairman, President and Chief Executive Officer

Resin Systems Inc.

Ph: (780) 482-1953

Fax: (780) 452-8755

Email:  gregp@grouprsi.com

www.grouprsi.com

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